InVivo Therapeutics Holdings Corp.

One Kendall Square, Suite B14402

Cambridge, MA 02139

October 20, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:         InVivo Therapeutics Holdings Corp.

Registration Statement on Form S-1

File No. 333-249353

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, InVivo Therapeutics Holdings Corp. hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-249353), so that it may become effective at 9:00 a.m. on October 22, 2020, or as soon thereafter as practicable.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

INVIVO THERAPEUTICS HOLDINGS CORP.

By:	/s/ Richard Toselli
Name:	Richard Toselli
Title:	President and Chief Executive Officer

Signature Page to Acceleration Request